UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Unity Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91381U 10 1

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 91381U 10 1	Page 2 of 7

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): Mayo Clinic
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: State of Minnesota
Number of shares beneficially owned by each reporting person with:		5.	Sole voting power: 1,240,810
		6.	Shared voting power: 331,171
		7.	Sole dispositive power: 1,240,810
		8.	Shared dispositive power: 331,171
9.	Aggregate amount beneficially owned by each reporting person: 1,571,981 (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 3.7% (1)
12.	Type of reporting person:
OO

(1)	Based on 42,322,562 shares of Common Stock issued and outstanding as of closing as reported in the Issuer’s Form 10-Q filed on November 7, 2018.

CUSIP NO. 91381U 10 1	Page 3 of 7

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): Mayo Foundation for Medical Education and Research
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: State of Minnesota
Number of shares beneficially owned by each reporting person with:		5.	Sole voting power: -0-
		6.	Shared voting power: 331,171
		7.	Sole dispositive power: -0-
		8.	Shared dispositive power: 331,171
9.	Aggregate amount beneficially owned by each reporting person: 331,171 (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 0.0% (1)
12.	Type of reporting person:
OO

(1)	Based on 42,322,562 shares of Common Stock issued and outstanding as of closing as reported in the Issuer’s Form 10-Q filed on November 7, 2018.

CUSIP NO. 91381U 10 1	Page 4 of 7

Item 1(a).	Name of issuer:

Unity Biotechnology, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

3280 Bayshore Blvd., Suite 100

Brisbane, CA 94005

Item 2(a).	Names of person filing:

May Clinic and Mayo Foundation for Medical Education and Research (see Item 4)

Item 2(b).	Address of principal business office:

200 First Street SW

Rochester, MN 55905

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP No.:

91381U 10 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 1,571,981

(b)	Percent of class: 3.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,240,810

(ii)	Shared power to vote or to direct the vote: 331,171

(iii)	Sole power to dispose or to direct the disposition of: 1,240,810

(iv)	Shared power to dispose or to direct the disposition of: 331,171

CUSIP NO. 91381U 10 1	Page 5 of 7

As of May 2, 2018, the date of the Issuer’s initial public offering, Mayo Foundation for Medical Education and Research (“Mayo Foundation”), a Minnesota corporation, and its controlling corporation, Mayo Clinic, a Minnesota corporation (“Mayo,” and together with Mayo Foundation, the “Reporting Persons”), beneficially owned 2,512,821 shares of common stock of the Issuer, or 5.9% of the total outstanding common stock as of such date. Currently, the Reporting Persons beneficially own 1,571,981 shares of common stock of the issuer, or 3.7% of the total outstanding common Stock of the Issuer.

As Treasurer and Co-Chief Investment Officer of Mayo and Mayo Foundation, Harry N. Hoffman may be deemed to have the sole power to direct the disposition and vote of, and therefore to own the shared held by the Reporting Persons. Mr. Hoffman disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Hoffman is the beneficial owner of the securities for purposes of Section 13 or any other purpose.

Item 5.	Ownership of 5 percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 91381U 10 1	Page 6 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

Mayo Foundation for Medical Education and Research

	By:	/s/ Harry N. Hoffman
	Name:	Harry N. Hoffman
	Title:	Co-Chief Investment Officer

Dated: February 11, 2019	Mayo Clinic

	By:	/s/ Harry N. Hoffman
	Name:	Harry N. Hoffman
	Title:	Co-Chief Investment Officer

CUSIP NO. 91381U 10 1	Page 7 of 7

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement